

April 1, 2011

By Facsimile (914.921.5384) and U.S. Mail

Peter D. Goldstein
Director of Regulatory Affairs
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580.

> **Re: Myers Industries, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed March 29, 2011**
> **Filed by GAMCO Asset Management Inc., Mario J. Gabelli, et. al.**
> **File No. 001-08524**

Dear Mr. Goldstein:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 14A

How to Vote Your Shares, page 3

1.   Disclosure on page 3 and elsewhere indicates that if a proxy card is returned without a vote indicated thereon, the Shares represented thereby will be voted for the election of each of the Nominees and consistent with the recommendation of ISS with respect to the other three proposals. Exchange Act Rule 14a-4(b)(1) requires that in such a situation the form of proxy state how it is intended to vote. We do not believe the reference to a recommendation of a third party without the specific manner in which such cards will be

voted is sufficient to comply with the rule. Please revise the disclosure and the proxy card to state specifically how unmarked cards will be voted on each of the four proposals.

2.   Please reconcile the disclosure referenced in the preceding paragraph (regarding voting unmarked cards for the election of each of the Nominees) with language in the first paragraph on the proxy card itself indicating that unmarked cards will not be voted for the election of any candidate whose name is written in the space provided under proposal 1.

Other Matters, page 6

3.   We note that the proxy statement does not provide a description of proposals 2 through 4, instead only listing them on page 5. Please revise to provide such description. Alternatively, since it appears from the disclosure on page 6 that the participants intend to rely on Exchange Act 14a-5(c) to fulfill certain disclosure obligations, please revise the paragraph below the caption "Other Matters" to refer to the description of such proposals in the Company's proxy statement.

Proxy card

4.   Please revise proposal 4 to provide shareholders with means to specify by boxes a choice among 1, 2 or 3 years, or abstain.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

·   it is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions